News Release
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Exhibit 99.5

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Burkhard REUSS
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TOTAL S.A.
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Total Acquires Interest in Offshore Block in Australia
Paris, February 2, 2007 — Total announces that it has signed an agreement with U.S.-based Apache to farm into the offshore AC/P37 permit in Australia’s Browse Basin. Located around 200 kilometers off the northwestern coast in a water depth of approximately 200 meters, this permit covers an area of 4,415 square kilometers.
Total is acquiring an 80% interest in and will operate the lower levels of this permit, beginning at a depth of roughly 4,000 meters. Apache is retaining a 20% interest and holds a 100% interest in the upper levels.
The farm-in strengthens Total’s presence in Australia’s North West Shelf, where it has interests in nine permits, and in the Browse Basin in particular, where the Group has had a 24% interest in the WA-285P permit containing the Ichthys discovery since 2006. The Ichthys liquefied natural gas project is scheduled to come on stream early in the next decade.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com